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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Earnings
Net (loss) income	$(723,901)	$(495,668)	$887,175	$696,045	$597,176
Add:
(Benefit) provision for income taxes	(310,078)	(268,968)	495,989	387,766	306,364
Fixed charges	1,581,480	1,577,210	1,379,141	1,606,610	1,653,288
Less:
Capitalized interest	(8,113)	(6,539)	(10,360)	(26,597)	(37,192)

Earnings as adjusted(A)	$539,388	$806,035	$2,751,945	$2,663,824	$2,519,636

Preferred dividend requirements	$544	$601	$3,830	$5,227	$5,346
Ratio of (loss) income before (benefit) provision for income taxes to net (loss) income	143%	154%	156%	156%	151%

Preferred dividend factor on pretax basis	778	926	5,975	8,154	8,072

Fixed charges
Interest expense	1,569,468	1,567,369	1,365,490	1,576,664	1,612,886
Capitalized interest	8,113	6,539	10,360	26,597	37,192
Interest factor of rents	3,899	3,302	3,291	3,349	3,210

Fixed charges as adjusted(B)	1,581,480	1,577,210	1,379,141	1,606,610	1,653,288

Fixed charges and preferred stock dividends(C)	1,582,258	1,578,136	1,385,116	1,614,764	1,661,360

Ratio of earnings to fixed charges ((A) divided by(B))	— (a)	— (a)	2.00x	1.66x	1.52x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by(C))	— (a)	— (a)	1.99x	1.65x	1.52x

(a)
In the twelve months ended December 31, 2011 and 2010, earnings were insufficient to cover fixed charges by $1,042.1 million and $771.2 million, respectively, due to non-cash impairment and lease related charges aggregating $1.7 billion and $1.8 billion, respectively.

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)